UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011.

Commission File Number: 001-31221

Total number of pages: 4

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: December 21, 2011	By:	/s/ OSAMU HIROKADO
Osamu Hirokado Head of Investor Relations

Information furnished in this form:

1.	DOCOMO Reports Malfunction of sp-mode Service

NTT DOCOMO, INC.

President and CEO: Ryuji Yamada

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

December 21, 2011

DOCOMO Reports Malfunction of sp-mode Service

TOKYO, JAPAN, December 21, 2011—NTT DOCOMO, INC. reported today that its sp-mode service malfunctioned between 12:22 JST and 14:25 JST on Tuesday, December 20, 2011.

Due to this problem with the communication equipment, the email addresses of some customers using the service were reset with incorrect addresses.

The company deeply apologizes to its customers for any inconvenience caused by the malfunction.

1. Details of Service Malfunction

a.	When some users checked their registered address, they found that the address had been changed.

b.	People who received an email from a sp-mode user saw the address of another sp-mode subscriber as the sender’s address, and if they replied, their mails were sent to that address.

2. Reason for the Problem and Details

•

At 12:22 JST on December 20, an interruption in a transmission line caused a disruption in the sp-mode server in the Kansai area, resulting in the server’s incorrect processing of telephone numbers and IP addresses.

•

The disruption was recovered by implementing capacity restrictions at 14:25 JST, but according to customer reports, thereafter it appears that some customers experienced problems with their mail addresses being changed.

•	Due to the sp-mode server’s automatic self-correcting function, DOCOMO believes that the problem was resolved by around 18:00 JST.

•

As a precaution, DOCOMO has advised customers to turn their smartphones off and on one time. In addition, the company has reset related packet switching equipment as part of final efforts to fully resolve the problem.

3. Customers Assumed to Have Been Affected

A portion of customers using the sp-mode™ service were affected, numbering about 100,000 subscribers. As of 07:30 JST on Wednesday, December 21, 108 customers had contacted DOCOMO to inquire about matters related to this problem.

4. Response to Customers

DOCOMO will contact individual customers who were determined to have been affected by the problem. As a result of the incident, DOCOMO temporarily suspended the operation of certain sp-mode services that possibly could have been affected (see attachment).

5. Effort to Prevent Similar Problems

DOCOMO will comprehensively reevaluate the processing capacity and procedures of its overall network. Immediate actions for preventing similar problems are as follows:

a.	Increase the processing capacity by adjusting the user administration server.

b.	Improve the IP-address issuing protocol for smartphones.

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111

sp-mode is a trademark or registered trademark of NTT DOCMO, INC. in Japan sp-mode is only available to subscribers in Japan.

Attachment

Temporarily Suspended sp-mode Services

•	sp-mode settings (mail address changes, replacements, etc.)

•	Phonebook backup

•	imadoco search™ location service

•	“imadoco” kantan search

•	“Keitai-Osagashi” phone location-search service

•	DCMX and iD™ default settings and data transfer

•	docomo ID issuance

•	DOCOMO Premier Club

•	sp-mode content payment service

•	docomo Mobile Payment

•	docomo Points redemptions

•	docomo Money Transfer

•	Confirmation of billing details

•	Details of sp-mode payments and docomo Mobile Payment

•	Websites for various applications and procedures

•	My Info Mail

•	docomo billing service for Android Market™

•	“Koe-no-Takuhaibin” direct voice messaging service (list of received messages, etc.)

•	Melody Call™ content purchases

•	docomo Drive Net™

•	Browser-based settings for blocking spam calls

imadoco search, iD, Melody Call and docomo Drive Net are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and/or other countries.

imadoco search, iD, Melody Call and docomo Drive Net are only available to subscribers in Japan.

Android Market is a trademark of Google, Inc.

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